UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number: 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.

(Exact Name as Specified in its Charter)

Tele Norte Leste Holding Company

(Translation of registrant’s name into English)

Rua Humberto de Campos, 425 – 8o andar

Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒        Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐        No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐        No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐        No: ☒

TELE NORTE LESTE PARTICIPAÇÕES S.A. CNPJ/MF N.º 02.558.134/0001-58 NIRE 33 3 0026253 9 Public Held Company	TELEMAR NORTE LESTE S.A. CNPJ/MF N.º 33.000.118/0001-79 NIRE 33 3 0015258 0 Public Held Company

TELE NORTE CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.154/0001-29 NIRE 3130002551-9 Public Held Company	AMAZÔNIA CELULAR S.A. CNPJ/MF Nº 02.340.278/0001-33 NIRE 1530001829-3 Public Held Company

CALAIS PARTICIPAÇÕES S.A. CNPJ/MF nº 04.034.792/0001-76 NIRE nº 33.3.0027762-5 Public Held Company	COARI PARTICIPAÇÕES S.A. CNPJ Nº 04.030.087/0001-09 NIRE 33.3.0027761-7 Public Held Company

COMMUNICATION TO THE MARKET

Tele Norte Leste Participações S.A., Telemar Norte Leste S.A., Tele Norte Celular Participações S.A, Amazônia Celular S.A., Coari Participações S.A and Calais Participações S.A announce that the appointment of Alex Waldemar Zornig as CFO and Investor Relations Director was approved by the Board of Directors of these companies, effective as of December 1st, replacing Mr. José Luís Magalhães Salazar.

Alex Waldemar Zornig, 50, graduated in Accounting at São Paulo University, and undertook advanced studies at Fundação Getulio Vargas. Mr. Zornig began his career at PricewaterhouseCoopers where he worked for 14 years, including three years in London, where he last served as an officer. He was the CFO and COO at BankBoston in Brasil, where he worked for 13 years, including two years in Boston. He was also an Officer at Banco Itaú. Recently, Mr. Zornig performed the duties of Executive Vice President at Banco Safra, where he was in charge of all support areas of the bank.

Rio de Janeiro, December 1st, 2008.

TELE NORTE LESTE PARTICIPAÇÕES S.A.

TELEMAR NORTE LESTE S.A.

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

AMAZÔNIA CELULAR S.A.

CALAIS PARTICIPAÇÕES S.A.

COARI PARTICIPAÇÕES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2008

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:	/s/ Alex Waldemar Zornig

Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer